Exhibit 99.1

Leju Reports First Quarter 2017 Results

BEIJING, June 14, 2017 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights

•                      Total revenues decreased by 40% year-on-year to $68.3 million.

•                      Revenues from e-commerce services decreased by 56% year-on-year to $38.1 million.

•                      Revenues from online advertising services increased by 18% year-on-year to $25.8 million.

•                      Revenues from listing services decreased by 14% year-on-year to $4.4 million.

•                      Loss from operations was $46.3 million. Non-GAAP1 loss from operations was $41.8 million.

•                      Net loss attributable to Leju shareholders was $28.2 million, or $0.21 loss per diluted American depositary share (“ADS”). Non-GAAP net loss attributable to Leju shareholders was $24.2 million, or $0.18 loss per diluted ADS.

“We continued to operate in a difficult environment during the first quarter of 2017,” said Mr. Geoffrey He, Leju’s Chief Executive Officer.  “Tightening measures put in place in late 2016 by the PRC government in the real estate industry, such as price ceilings and required holdings periods, continued to affect market conditions and pose challenges for our businesses, in particular our e-commerce business and secondary listing business. We do not expect significant improvement in market conditions in the near future.”

Mr. He continued, “Despite the challenging environment, we maintained our focus on product innovation and client services. Our new marketing products launched late last year were well-received by our clients, and this in turn has helped to solidify many long-term client relationships. Moreover, we are encouraged to see an increase in our advertising revenue in the first quarter despite government policies restricting marketing activities by developers.”

First Quarter 2017 Results

Total revenues were $68.3 million, a decrease of 40% from $113.0 million for the same quarter of 2016, mainly due to decreases in e-commerce service revenue and listing service revenue as a result of restrictions placed by local governments.

Revenues from e-commerce services were $38.1 million, a decrease of 56% from $86.1 million for the same quarter of 2016, primarily due to decreases in both the number of discount coupons redeemed and in the average price per discount coupon.

Revenues from online advertising services were $25.8 million, an increase of 18% from $21.8 million for the same quarter of 2016, primarily due to an increase in property developers’ online advertising demand as a result of new products launched.

Revenues from listing services were $4.4 million, a decrease of 14% from $5.1 million for the same quarter of 2016, primarily due to a decrease in secondary home sales.

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Cost of revenues was $14.1 million, an increase of 4% from $13.6 million for the same quarter of 2016, primarily due to increased cost of advertising resources purchased from SINA, partially offset by decreased staffing cost of the editorial department as a result of headcount change.

Selling, general and administrative expenses were $100.5 million, a decrease of 11% from $113.3 million for the same quarter of 2016, primarily due to decreased marketing expenses related to the Company’s e-commerce business.

Loss from operations was $46.3 million, compared to $13.8 million for the same quarter of 2016. Non-GAAP loss from operations was $41.8 million, compared to $7.4 million for the same quarter of 2016.

Net loss was $28.6 million, compared to $11.1 million for the same quarter of 2016. Non-GAAP net loss was $24.7 million, compared to $5.4 million for the same quarter of 2016.

Net loss attributable to Leju shareholders was $28.2 million, or $0.21 loss per diluted ADS, compared to $11.0 million, or $0.08 loss per diluted ADS, for the same quarter of 2016. Non-GAAP net loss attributable to Leju shareholders was $24.2 million, or $0.18 loss per diluted ADS, compared to $5.3 million, or $0.04 loss per diluted ADS, for the same quarter of 2016.

Cash Flow

As of March 31, 2017, the Company’s cash and cash equivalents balance was $219.8 million.

First quarter 2017 net cash used in operating activities was $55.7 million, mainly attributable to non-GAAP net loss of $24.7 million, a decrease in accrued payable and welfare expenses of $8.4 million and a decrease in income tax payable and other tax payable of $26.3 million, partially offset by a decrease in customer deposit of $5.1 million.

Business Outlook

The Company estimates that its total revenues for the second quarter of 2017 will be approximately $75 million to $80 million, which would represent a decrease of approximately 49% to 53% from $158.3 million in the same quarter in 2016. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Management Changes

Leju announced that Min Chen has tendered her resignation from the position of the Company’s Chief Financial Officer (“CFO”), effective June 13, 2017, to pursue other career opportunities. Meanwhile, the Company announced that it has appointed Li-Lan Cheng as acting CFO and Michelle Yuan as deputy CFO, effective the same date.

“Min has made important contributions to Leju since she joined the Company in 2014,” said Xin Zhou, Leju’s Executive Chairman. “We thank her for her leadership and dedication to the Company and wish her all the best in her future endeavors. Both Li-Lan and Michelle have been with Leju’s principal shareholder E-House for many years and are very familiar with Leju’s business. I am confident that they will immediately contribute to Leju’s management and help lead the Company in its next phase of development.”

Ms. Chen said, “I have been privileged to have worked with Leju’s strong management and operating teams for the past few years and to have witnessed the Company’s growth into the leading integrated marketing platform in the real estate services industry. I’m confident that the Company will be able to further leverage its innovative and execution strengths to generate long-term growth in the coming years.”

Conference Call Information

Leju’s management will host an earnings conference call on June 14, 2017 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Mainland China:	+400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until June 21, 2017:

U.S./International:	+1-866-846-0868
Hong Kong:	+ 800-966-697
Mainland China:	+ 400-184-2240
Passcode: 3260000

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House (China) Holdings Limited (“E-House”) and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s principal shareholding interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Annie Huang

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	March 31,
	2016	2017
ASSETS
Current assets
Cash and cash equivalents	274,338	219,830
Accounts receivable, net	71,390	69,989
Marketable securities	2,181	2,087
Prepaid expenses and other current assets	12,756	14,553
Customer deposits	39,702	34,517
Amounts due from related parties	6,019	8,000
Total current assets	406,386	348,976
Property and equipment, net	7,923	7,430
Intangible assets, net	78,374	75,320
Investment in affiliates	409	336
Goodwill	39,018	39,081
Deferred tax assets	41,698	41,926
Other non-current assets	2,059	2,062
Total assets	575,867	515,131

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,574	1,301
Accrued payroll and welfare expenses	41,728	33,415
Income tax payable	66,148	43,316
Other tax payable	16,678	13,398
Amounts due to related parties	1,581	4,506
Advance from customers and deferred revenue	5,058	5,292
Accrued marketing and advertising expenses	9,355	5,384
Other current liabilities	8,516	9,167
Total current liabilities	150,638	115,779
Deferred tax liabilities	18,869	18,972
Total liabilities	169,507	134,751
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,503,958 and 135,763,962 shares issued and outstanding, as of December 31, 2016 and March 31, 2017, respectively	136	136
Additional paid-in capital	785,019	786,433
Accumulated deficit	(354,365)	(382,538)
Accumulated other comprehensive income	(22,321)	(21,072)
Total Leju equity	408,469	382,959
Non-controlling interests	(2,109)	(2,579)
Total equity	406,360	380,380
TOTAL LIABILITIES AND EQUITY	575,867	515,131

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2016	2017
Revenues
E-commerce	86,088	38,091
Online advertising	21,781	25,793
Listing	5,119	4,424
Total revenues	112,988	68,308
Cost of revenues	(13,597)	(14,130)
Selling, general and administrative expenses	(113,312)	(100,521)
Other operating income	102	71
Loss from operations	(13,819)	(46,272)
Interest income	222	283
Other income (loss), net	(15)	128
Investment loss	(193)	—
Loss before taxes and equity in affiliates	(13,805)	(45,861)
Income tax benefit	2,804	17,293
Loss before equity in affiliates	(11,001)	(28,568)
Loss from equity in affiliates	(60)	(76)
Net Loss	(11,061)	(28,644)
Less: net loss attributable to non-controlling interests	(97)	(471)
Loss attributable to Leju shareholders	(10,964)	(28,173)

Loss per share:
Basic	(0.08)	(0.21)
Diluted	(0.08)	(0.21)
Shares used in computation:
Basic	134,976,346	135,541,514
Diluted	134,976,346	135,541,514

Note 1            The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8993 on March 31, 2017 and USD1 = RMB6.8925 for the three months ended March 31, 2017

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended
	March 31,
	2016	2017

Net loss	(11,061)	(28,644)
Other comprehensive income, net of tax of nil Foreign currency translation adjustment	790	1,243

Comprehensive loss	(10,271)	(27,401)

Less: Comprehensive loss attributable to non-controlling interest	(98)	(478)

Comprehensive loss attributable to Leju shareholders	(10,173)	(26,923)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2016	2017

GAAP loss from operations	(13,819)	(46,272)
Share-based compensation expense	3,363	1,422
Amortization of intangible assets resulting from business acquisitions	3,084	3,031
Non-GAAP loss from operations	(7,372)	(41,819)

GAAP net loss	(11,061)	(28,644)
Share-based compensation expense (net of tax)	3,363	1,422
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,313	2,570
Non-GAAP net loss	(5,385)	(24,652)

Net loss attributable to Leju shareholders	(10,964)	(28,173)
Share-based compensation expense (net of tax and non-controlling interests)	3,355	1,414
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,313	2,570
Non-GAAP net loss attributable to Leju shareholders	(5,296)	(24,189)

GAAP net loss per ADS — basic	(0.08)	(0.21)

GAAP net loss per ADS — diluted	(0.08)	(0.21)

Non-GAAP net loss per ADS — basic	(0.04)	(0.18)

Non-GAAP net loss per ADS — diluted	(0.04)	(0.18)

Shares used in calculating basic GAAP / non-GAAP net loss attributable to Leju shareholders per ADS	134,976,346	135,541,514
Shares used in calculating diluted GAAP / non-GAAP net loss attributable to Leju shareholders per ADS	134,976,346	135,541,514

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended
	March 31,
	2016	2017
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	59,302	43,449
Number of discount coupons redeemed (number of transactions)	34,243	18,987